

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2015

Via E-mail
Matthew Killeen
Chief Executive Officer
Kore Resources Inc.
1101 Brickell Avenue, South Tower, 8th Floor
Miami, Florida 33131

> **Re: Kore Resources, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed January 5, 2015**
> **File No. 000-54977**

Dear Mr. Killeen:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1.01 Entry into a Material Definitive Agreement, page 2

1. We note your revised disclosure in response to comment two of our letter dated December 2, 2014. Please further clarify whether Level Up Investments LLC was a shareholder of WeedWeb, Inc. prior to the Share Exchange Agreement dated June 19, 2014 and revise to clarify the relationship between Mary Kay Tantum and Level Up Investments LLC.

Description of Business, page 4

Competitive Strengths, page 5

2. We note your response to comment 6 and we reissue it in part. Please disclose the major milestones for the categories of business activities that are under development and quantify the approximate amount of funds necessary to achieve such milestones.

Financial Statements, page 32

Notes to Financial Statements, page 36

Note 1 – Organization, Nature of Business and Gong Concern, page 36

3. We note your response to comment 13 that your fiscal year end is June 30. However, in your response to comment 26 of our letter dated November 14, 2014, you stated your fiscal year end was December 31. Please clarify. To the extent the fiscal year-ends are different between WeedWeb, Inc. and Kore Resources Inc., revise your filing to include Item 5.03 to report changes in fiscal year in your next amendment.

Pro-Forma Consolidating Balance Sheets, page 39

4. We note the sum of pro-forma amounts presented for common stock, additional paid-in capital (APIC) and accumulated deficit does not agree to ($16,298). Please revise. In addition, we note from your rollforward schedule provided in response to comment 16 of our letter dated December 2, 2014 that the amount of APIC prior to the private placements was ($12,400). Please also reconcile this amount with the amount you present for the pro-forma APIC.

You may contact Julie Marlowe, at (202) 551-5395, or Steve Lo, at (202) 551-3394, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329 or James Lopez, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick C. Bauman, Esq.
    Bauman & Associates Law Firm